

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2021

Nestor Jaramillo, Jr
President and Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, Minnesota 55344

   Re: Nuwellis, Inc.
     Amendment No. 1 to Registration Statement on Form S-3
     Filed June 21, 2021
     File No. 333-256797

Dear Mr. Jaramillo:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our June 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your response to comment 1 and your revised disclosure on the cover page of the prospectus that, "[you] have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date of this prospectus." We further note that you filed a 424 prospectus on March 17, 2021 for a firm commitment offering of your common stock for $18 million that was on a shelf registration statement on Form S-3. Please reconcile your disclosure or advise.

  Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any questions.

            Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip D. Torrence